Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the prospectus supplement dated April 19, 2011)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 April 19, 2011

ZIONS BANCORPORATION

2.50% Senior Medium-Term Notes due May 1, 2012

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 1, 2012 (the “Notes”).

CUSIP:	98970ECB3

Principal Amount:	[To be determined.]

Auction Amount:	$1,500,000 (which does not include any additional principal amount of Notes issuable under the “Buy Today” feature).

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Price:	98.00%

Maximum Bid Price:	102.00%

Settlement Date:	May 2, 2011

Zions Direct Auction Account:	The securities being offered hereby can only be delivered through a Zions Direct Brokerage Account (an “Account”). If you are awarded any of the securities being offered hereby and do not already have an active Account, you must open an Account with Zions Direct before 2:00 p.m. Eastern Time on the first business day after the Auction Window has closed. If you fail to open an Account by this time, your trade will be canceled and you will not receive any of the securities offered hereby.

Coupon:	2.50%

Public Offering Price:	[To be determined.]

Auction Window:	Auction Starts: 5:00 pm ET, Tuesday, April 19, 2011.

Auction Ends: 1:30 pm ET, Wednesday, April 27, 2011, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on May 1 and November 1, beginning on November 1, 2011, to holders of record as of the preceding April 15 and October 15, respectively.

Day Count:	30/360

Maturity:	May 1, 2012

Concurrent Offering:	At any given time during the course of this Auction, we may be conducting concurrent offerings of other securities, including concurrent offerings of other Medium-Term Notes, for which we have filed offering materials with the Securities and Exchange Commission, or SEC. You should carefully review all the materials we have filed with the SEC before making a decision to invest in our securities.

“Buy Today” Feature:	We anticipate selling up to an additional $100,000 aggregate principal amount of Notes pursuant to the “Buy Today” feature; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the “Buy Today” feature. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made under the “Buy Today” feature, if we cancel the auction.

“Buy Today” Offering Price:	100%

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.300% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Pursuant to the Distribution Agreement:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, through Zions Direct, as distribution agent or principal. We anticipate selling an additional $1,000,000 aggregate principal amount of Notes pursuant to the distribution agreement with Zions Direct; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the distribution agreement. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made pursuant to the distribution agreement, if we cancel the auction.

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.300% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	BBB- (Rating Outlook Stable) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Calculation / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 2, 2011, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

This Term Sheet contains selected information about the Notes subject to further description in the prospectus dated April 4, 2011 and the prospectus supplement dated April 19, 2011. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-173299, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated April 4, 2011 contained in that registration statement, the prospectus supplement dated April 19, 2011 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.